Exhibit (C)(iii)(B)
Budget Speech
2009-10
New South Wales
Budget Paper No. 1

NEW SOUTH WALES
BUDGET SPEECH
Delivered on 16 June 2009
by the Honourable Eric Roozendaal MLC
Treasurer of New South Wales
Introduction
Mr Speaker, parliamentary colleagues.
This is a budget to support jobs, rebuild the surplus, and protect services for NSW families.
It’s a budget crafted to meet the most severe economic challenge in living memory — a fully imported downturn which originated on Wall Street.
Jobs are the heart and soul of this budget. We will support, protect and defend jobs in every part of the State and confirm New South Wales as the infrastructure engine-room of the nation.
Mr Speaker, this is also a fiscally responsible budget — restoring the surplus, without any new taxes.
Economic Outlook
Mr Speaker, this budget was shaped in the toughest economic conditions in 75 years. The IMF described it in March as “the great recession”. Most of our major trading partners are in recession, a fate Australia has largely avoided thanks to the Rudd Labor Government’s decisive intervention.
Mr Speaker, with our globally-linked economy New South Wales was hit first and hardest when the global financial crisis struck. However, economic activity in New South Wales is expected to broadly follow the national average as confidence returns.
Economic activity is likely to remain soft in 2009-10 returning to modest growth of 2 1/4 per cent in 2010-11. It will rise to above-trend growth in 2011-12 and 2012-13, as excess capacity is absorbed and the economy gathers momentum.

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That growth will be sustained by higher consumer spending and increased housing construction activity — underpinned by lower interest rates, lower petrol prices, and government stimulus measures.
Stronger Public Finances
Mr Speaker, the NSW budget is not immune to the effects of global recession — with revenues written down by around $10 billion over the four years to 2011-12. This impact on the budget result has however been lessened due largely to the positive effect of stimulus measures and our firm control over Government expenses.
Today I confirm that in 2008-09, New South Wales will incur its first deficit since 1996 — a forecast deficit of $1.3 billion — reflecting the direct impact of global events on our bottom line. Smaller deficits of $990 million in 2009-10 and
$116 million in 2010-11 are expected to follow. The budget will then return to surplus, with surpluses of $86 million expected in 2011-12 and $642 million in 2012-13.
Just two short years and New South Wales will be back in the black.
Remember this government has delivered a record 12 surpluses since 1996 — more surpluses than any previous NSW Government — a record that guarantees a quick and decisive return to surplus in this economic cycle.
This Government maintained its commitment to fiscal discipline through:
•	our cumulative 4 per cent agency efficiency dividends,

•	our 2.5 per cent public sector wages cap, and

•	our Mini-Budget, which shaved $3.3 billion of unnecessary spending.
Mr Speaker, we will continue to be fiscally responsible and will embark on a strong new program of efficiency improvement through our Better Services and Value Plan. This plan includes the creation of a Better Services and Value Taskforce, led by an independent external chair, to:
•	critically examine government agency spending line-by-line

•	strategically review all state-owned corporations and

•	rationalise whole-of-government spending in areas such as IT and legal services.

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Our plan will also see a comprehensive reform of the public sector amalgamating 160 government agencies and offices to just 13 departments — the biggest overhaul in 30 years.
We will also continue our public sector wages policy requiring offsets for all increases above 2.5 per cent and we’ll continue the employment freeze on non-frontline positions.
Mr Speaker, our Better Services and Value Plan will sustain a new program of efficiency dividends continuing at one per cent in 2009-10 and 2010-11 rising to 1.5 per cent in the last two years of the forward estimates.
These are necessary actions ensuring the budget remains structurally sound and improving service delivery for the families of New South Wales.
Borrowing for the Future
Mr Speaker, when we came to office in 1995, general government net debt was 7.3 per cent of gross state product which we reduced by $10 billion or to just half of one per cent of GSP.
In these very difficult times, our strong balance sheet allows us to borrow prudently for the future.
We will use our strong fiscal position as a shock absorber during this cyclical downturn — an approach made possible because this Labor Government carefully paid off debt in the good years — positioning New South Wales for the tough times.
Mr Speaker, general government net debt will rise to 3.9 per cent of gross state product in 2010-11, before declining to 3.6 per cent of GSP by 2012-13. That level is appropriate and affordable and less than half the level of debt left by the Coalition in 1995.
Not only will general government net debt as a share of the economy decline over the latter part of the forward estimates, it will become easier to repay as economic growth and revenues improve. We will also use any above-trend revenue to reduce debt along with proceeds from asset sales.
Mr Speaker, general government net debt will remain modest. For public trading enterprises borrowings will be on a larger scale underpinning our massive building program — delivering the hard infrastructure that will fuel future economic growth.
To put it simply:
      borrowing equals infrastructure equals jobs.

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Infrastructure and Job Creation
Mr Speaker, the centrepiece of this budget is job supporting infrastructure investment on an unprecedented scale — a building blitz that takes our investment in jobs to new record levels. $62.9 billion over the next four years including $18 billion alone in 2009-10 — the largest ever infrastructure investment in a single year by the NSW Government.
This funding will support up to 160,000 jobs a year, like:
•	the 300 jobs being generated right now building the new Orange hospital or

•	the 1,250 workers building the Pacific Highway or

•	the 2,000 jobs generated by the Port Botany expansion.
Mr Speaker, our building boom extends across the State and across all areas of government.
Thirty seven per cent of our four-year program or $23.6 billion goes directly to roads and transport.
There is:
•	$5.7 billion for schools and TAFEs

•	$4.3 billion for public housing and

•	$2.2 billion for our hospitals.
Energy and Water Security
Mr Speaker, a large part of our building program is funding to secure the State’s water and energy supplies.
Over the next four years, we will invest a massive $21.1 billion in energy and water infrastructure — supporting jobs now and building for future economic growth. For example, Tillegra Dam — a $477 million investment. Not only will it secure Hunter water supplies for the next half-century it will support 280 jobs over construction of the project.
Mr Speaker, our $16.7 billion five-year energy plan will provide businesses and households with one of the most reliable and affordable electricity services in the world. It will also support around 3,700 jobs filling pay packets in regional
New South Wales — like the 20 jobs supported by the Cooma to Bega transmission line; or the 30 jobs on the Kempsey to Port Macquarie transmission line.
In tough times like these, every job counts. And every possible job will be supported.

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Improving Public Transport
Mr Speaker, in 2009-10, the NSW Government will deliver a record $7.1 billion public transport budget, including $3.1 billion for infrastructure — a massive 68 per cent increase on last year.
At the heart of our transport budget is the first major investment in the Metro — a network that will, in time, spread rapid underground transit links across Sydney.
In 2009-10, we will spend $581 million for the Sydney Metro. It will be the backbone from which the Metro network will branch out. Construction starts next year.
Mr Speaker, other key transport commitments include:
•	28 commuter car parks — $171 million

•	424 new buses — $207 million

•	$350 million to continue our rail clearways program

•	$117 million towards 626 new state-of-the-art rail carriages for Sydney, which will be delivered from next year

•	$125 million towards the purchase of 72 new outer suburban train carriages for the Hunter, Illawarra and Central Coast and

•	$186 million to begin the South West Rail link.
The Government understands community demands for improved public transport, and I offer this assurance.
The funding is real, the projects are real, and they are being delivered.
Community Building
Mr Speaker, the Commonwealth response to the global financial crisis was spot-on:
•	cash upfront to sustain short-term demand

•	larger infrastructure projects to boost long-term development and

•	smaller, medium-term projects to promote employment and build local communities.
Mr Speaker, smaller, medium term projects are particularly important, because it means starting projects quickly and protecting jobs now.

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Today I can announce the NSW Government will invest in a new fund. The $35 million Community Building Partnership — to support local jobs and deliver community infrastructure right across New South Wales.
Mr Speaker, the NSW Community Building Partnership will be open to community and sporting groups, non-government organisations and local councils.
Eligible projects will include new and upgraded social infrastructure such as:
•	community halls and playgrounds

•	cultural and sporting facilities

•	parks, cycleways and boat ramps.
Decisions will be made locally — including input from all Members of Parliament — using local knowledge to serve our communities best.
Housing Construction
Mr Speaker, housing and construction are critical to the NSW economy.
For many years, assistance has been targeted at first home buyers which is entirely appropriate. In fact, the response to our $3,000 boost for the purchase of newly constructed homes has been so strong that we are extending it until the end of June next year and keeping the stamp duty exemption for first home buyers.
Mr Speaker, this is our ongoing commitment to first home buyers but to further stimulate the housing construction industry we will provide assistance to other buyers.
Today I announce that from 1 July, the NSW Government will implement a new six month Housing Construction Acceleration Plan — providing a 50 per cent stamp duty cut for purchasers who buy a newly constructed dwelling worth up to $600,000. That threshold is quite deliberate because 82 per cent of all property sales in New South Wales are valued under $600,000.
This measure will benefit anyone buying a new dwelling — including empty nesters; growing families who need more room; and ‘mum and dad’ investors seeking the security of bricks and mortar.
This is a building and jobs bonanza. A $64 million kickstart for the housing construction industry that will support employment in every part of the State — and put up to $11,245 straight back into the pockets of home buyers and investors.

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Local Infrastructure Fund
Mr Speaker, while our stamp duty cut will help individual housing projects, it’s clear we also need to open up new precincts where the lack of infrastructure is hindering development.
I announce today the NSW Government will provide councils with interest-free loans from a new $200 million fund to unlock new housing developments.
The $200 million Local Infrastructure Fund is a partnership to stimulate construction and support jobs — with preference going to projects which are ‘shovel-ready’. This innovative program will leverage unspent developer levies held by local councils — money we want to put to work, supporting jobs and building infrastructure — the sooner the better.
Mr Speaker, our Local Infrastructure Fund will target high growth areas where new developments are planned or underway. Funding will go towards council infrastructure such as local roads, kerbing, guttering and stormwater drains.
Supporting jobs. Building communities.
Procurement Reform
Mr Speaker, next year the NSW Government will spend $3.9 billion on goods and equipment for our schools, hospitals and other vital services.
I can proudly announce a new purchasing plan — Local Jobs First that unashamedly gives priority to Australian-made goods and services. Government agencies must put local businesses first — giving preferred treatment to more than 500,000 firms and small businesses in New South Wales. Our first priority is employment — New South Wales spending to support local jobs.
Better Services
Mr Speaker, this budget is fiscally responsible and it’s socially responsible as well. A Labor budget to the last dollar — putting a safety net under people doing it tough and providing this year alone $1.6 billion of concessions to pensioners, older Australians and school students — an increase of $94 million from last year and providing record funding for services.
Education and Training
Mr Speaker, a good education is the best start in life which is why we are the first NSW Government since 1943 to raise the school leaving age. We know students who stay at school longer earn more over their lifetimes and enjoy more satisfying careers.

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That’s why from Term One next year, all students must remain in full-time study, vocational training or paid employment until 17 and this budget provides up to $100 million a year to make our plan a reality.
This Government wants to ensure our young people are job-ready as the recovery takes hold.
This budget continues funding for our $86 million Learn or Earn initiative supporting 5,850 extra TAFE places, 15 new trade schools and an extra 1,250 Group Training apprenticeships.
It also builds on the Government’s landmark commitment to create 6,000 cadetships and apprenticeships. Overall, our budget invests a record $14.7 billion in education including $2.6 billion to build, equip and upgrade schools throughout the State.
Seventeen major new building projects will commence this year, including Homebush West and Neutral Bay Public Schools and Cabramatta and Lisarow High Schools. We will also invest $99 million in the capital program of TAFE NSW — Australia’s largest and finest training provider. This investment is 16 per cent above last year’s budget and includes 13 major new TAFE building projects including Macquarie Fields, North Sydney and Wagga Wagga.
Mr Speaker, in our schools, we will invest $152 million over four years in teacher quality and leadership. And we will deliver $1.2 billion over seven years to lift the results of disadvantaged students — a resounding affirmation of Labor values.
Safer Communities
Mr Speaker, New South Wales crime rates remain stable or falling — a tribute to the hardworking men and women of the NSW Police Force — backed by this Government with the powers and resources they need to do their job.
Mr Speaker, this budget funds an additional 250 police, taking the force to 15,556 officers — rising to a record high of 15,956 by the end of 2011 — an unprecedented investment in community safety.
Mr Speaker, our police deserve the best possible equipment and support. That’s why we will begin the rollout of tasers to frontline police from July 1. We will also fund more forensic staff to fast track DNA analysis bringing speed and certainty to the justice system.
Mr Speaker, I’m proud to say this year’s budget will see the Government continue delivering on its plan to build and upgrade 37 police stations across New South Wales.

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Construction will start or continue on police stations at Burwood, Camden, Granville, Kempsey, Lake Illawarra, Raymond Terrace, Riverstone and Wyong. We’ve also allocated $1.2 million to plan new police stations at Bowral, Coffs Harbour, Liverpool, Manly, Moree, Parramatta and Tweed Heads. We’re funding the purchase of land for new police stations at Glendale and Leichhardt and allocating $4.7 million to complete the redevelopment of Windsor police station.
We’re also making other strategic investments, including $13.1 million to upgrade police communications and $2.1 million towards a new state-of-the-art police helicopter.
Mr Speaker, facilities and equipment to back our police and make New South Wales even safer.
Protecting Vulnerable Children
Mr Speaker, social justice means repairing the harm done by poverty, abuse and neglect. At the forefront of that effort is the dedicated work of Community Services and its non-government partners. Over the past seven years, it has been rebuilt and refocused but, as Commissioner James Wood found in his landmark report it is time for new directions and new ideas.
In March, the Government announced an additional $230 million under our Keep Them Safe package and that funding is delivered in full in this budget. But we need to go further to continue the good work and that’s why I can confirm the government will invest an additional $520 million to protect the most vulnerable children in our society. That’s $750 million of new resources over the next five years.
This is more than new money it’s a whole new approach — sharing the task of child protection with human service agencies and the community sector — so that more kids get the help they need to grow up safe and healthy.
Mr Speaker, our record $1.6 billion community services budget includes:
•	$321 million for prevention and early intervention

•	$197 million for community support

•	$628 million for out-of-home care, and

•	$422 million to protect children at risk.
This is child protection on a new scale rebuilding young lives shattered by abuse and neglect.

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Mr Speaker, all too often, that abuse and neglect accompanies domestic violence — violating the sanctity of the family home. Crisis accommodation offers temporary respite but it can’t deliver the long-term stability women and children need to rebuild.
That’s why the Rees Government is proud to introduce a new $16 million initiative to help domestic violence victims find new homes. Our Safe Start private rental subsidy plan will house 1,650 families over the next four years giving them a safe and stable home. These vulnerable families deserve our compassion and support, especially in tough times.
Better Health Care
Mr Speaker, Commissioner Peter Garling said in his report last year that New South Wales has “one of the better public health care systems in the developed world”.
But he also recognised the job is becoming harder each year; with patient demand soaring, medical conditions becoming more complex and technology costs rising every day.
We will meet these challenges head on with our record $15.1 billion health budget — delivering high quality health care and real value for money.
Mr Speaker, at the heart of our health policy is the Government’s response to the Garling report a real opportunity for generational change. Our blueprint for reform — Caring Together: The Health Action Plan for NSW — is backed by $485 million in new funding over four years. It begins the roll-out of 500 new Clinical Support Officers; helping nurses and doctors swap paperwork for patient care.
Mr Speaker, we will also invest $72 million over four years to establish or expand 13 Medical Assessment Units helping those with chronic sickness receive treatment faster.
Our hospital rebuilding program is unprecedented in its size and scope. Since 1995, we’ve rebuilt or upgraded most hospitals across the state from the Tweed to Queanbeyan, from Broken Hill to Blacktown. In this budget, I am proud to confirm two major new projects in partnership with the Commonwealth:
•	a major expansion of Nepean Hospital that will deliver six new operating theatres, more beds, and expanded intensive care services, and

•	the redevelopment of Narrabri Hospital as a multi-functional campus.

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Funding also continues for two of the largest hospital upgrades in NSW history — the $1 billion Royal North Shore redevelopment and Stage Two of Liverpool Hospital, costing $394 million.
And our commitment extends into rural and regional New South Wales with $31 million for Multi Purpose Services in four country communities which bring together acute, primary and aged care under one roof and $12.6 million for six HealthOne primary care clinics across New South Wales.
Mr Speaker, New South Wales leads the nation in cancer treatment and mental health care — a record we proudly protect and build on. Major projects funded in this budget include:
•	integrated cancer centre at Lismore Hospital costing $27 million

•	new mental health inpatient units in Newcastle and Shellharbour and

•	new psychiatric emergency care centres at Wollongong and Prince of Wales Hospitals.
Each of these facilities means dignity for patients. Respect for staff. And jobs for NSW workers.
Conclusion
Mr Speaker, jobs are the heart of this budget. Supporting jobs now. And building big to create the jobs of tomorrow.
In the toughest economic circumstances in 75 years this has been a difficult budget to frame. But each measure has been carefully considered with prudence governing our every step.
It is a serious budget for serious times; with a massive investment on infrastructure to support jobs, to cushion the downturn and to lift us back to surplus.
Mr Speaker, this is also a budget to give hope.
A plan to weather this crisis together — protecting jobs and building for the future.
It’s a charter for growth and a roadmap to recovery.
I proudly commit this budget to the people of New South Wales and commend this Bill to the House.

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